Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months		Nine months
	ended September 30,		ended September 30,
	2009	2008	2009	2008

Net income (loss)	$(42)	$886	$99	$224

Class A Unit holders (ownership percentage)	x100%	x100%	x100%	x100%

Net income (loss) allocable to Class A Unit holders	$(42)	$886	$99	$224

Class A Units outstanding	7,500	7,500	7,500	7,500

Net income (loss) per Class A Unit	$(0.01)	$0.12	$0.01	$0.03